EXHIBIT 11.1

ESPEY MFG. & ELECTRONICS CORP.

Computation of per Share Net Income

Five years ended June 30,

	2015	2014	2013	2012	2011
Computation of net income
per share:

BASIC
Weighted average
number of primary
shares outstanding	2,271,426	2,245,222	2,206,937	2,172,589	2,151,443

Net income	$3,183,127	$1,167,885	$5,562,425	$4,390,268	$3,857,537

Per share-basic	$1.40	$0.52	$2.52	$2.02	$1.79

DILUTED
Weighted average
number of primary
shares outstanding	2,290,542	2,285,535	2,242,648	2,203,060	2,176,299

Net effect of
dilutive stock
options based on
treasury stock
method	19,116	40,313	35,711	30,471	24,856

Net income	$3,183,127	$1,167,885	$5,562,425	$4,390,268	$3,857,537

Per share-diluted	$1.39	$0.51	$2.48	$1.99	$1.77

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